                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-52787



                                   PROSPECTUS

                                9,913,276 SHARES

                            nSTOR TECHNOLOGIES, INC.

                                  COMMON STOCK
                         ------------------------------

     This Prospectus relates to an aggregate of up to 9,913,276 shares (the "Shares") of common stock, $.05 par value (the "Common Stock"), of nStor Technologies, Inc. (the "Company"), being offered for sale from time to time by the selling stockholders named in this Prospectus (the "Selling Stockholders") as follows:

(i) up to 8,233,276 shares issuable upon the conversion (the "Conversion Shares") from time to time of the Company's Series B 8% Convertible Preferred Stock, $.01 par value (the "Series B Preferred Stock");

(ii) up to 280,000 shares issuable upon the exercise (the "Private Placement Warrant Shares") of warrants issued in connection with the private placement of the Company's Preferred Stock in April 1998 (the "Private Placement Warrants");

(iii) up to 400,000 shares issuable upon the exercise (the "Borg Warrant Shares"; the Private Placement Warrant Shares and the Borg Warrant Shares sometimes collectively referred to as the "Warrant Shares") of warrants issued in connection with the Company's acquisition of all of the outstanding capital stock of Borg Adaptive Technologies, Inc. (the "Borg Warrants"; the Private Placement Warrants and the Borg Warrants sometimes collectively referred to as the "Warrants"); and

(iv)     up to 1,000,000 shares of Common Stock to be sold by a Selling
         Stockholder.

         If all of the Warrants are exercised, the Company would receive $970,000. See "USE OF PROCEEDS." The Company will not receive any funds upon the conversion of the Series B Preferred Stock. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions, discounts and other expenses incurred by individual Selling Stockholders will be borne by the individual Selling Stockholders. The Company will not be entitled to any of the proceeds from such sales.

         The Common Stock is quoted on the American Stock Exchange under the symbol "NSO". On June 18, 1998, the last reported sales price of the Common Stock on the American Stock Exchange was $.75 per share.

         No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offering described herein. If given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs or operations of the Company since the date of this Prospectus, or that the information herein is correct as of any time subsequent to such date.

         INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN SPECIAL FACTORS RELATING TO THE COMPANY. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               ---------------------------------------------------

                  The date of this Prospectus is June 24, 1998

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules of the SEC. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. All reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC with a web site address of http://www.sec.gov. All reports, proxy statements and other information filed by the Company with the SEC will also be filed with the American Stock Exchange ("Amex") and should be available for inspection at its facility at 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE;
                             ADDITIONAL INFORMATION

     The following documents filed with the SEC by the Company are incorporated herein by reference:

1. The Company's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1997, as amended by a Form 10-K/A filed on April 30, 1998;

2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

3. The description of the Common Stock contained in the Company's Registration Statement filed on Form 8-A, as filed with the SEC on April 16, 1997, pursuant to Section 12(b) of the Exchange Act.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all remaining securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part thereof from the date of filing of such documents

         Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such request should be directed to the President, nStor Technologies, Inc., 100 Century Boulevard, West Palm Beach, Florida 33417, telephone number (561) 640-3103.


                           FORWARD LOOKING STATEMENTS

         From time to time, information provided by the Company or statements made by its directors, officers or employees may constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Registration Statement, including any statements incorporated herein by reference (See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; ADDITIONAL INFORMATION"), that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and products and the Company's expected liquidity and capital resources). Such forward-looking statements and other forward-looking statements made by the Company or its representatives are based on a number of assumptions and involve a number of risks and uncertainties, and, accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products; the rate of growth in the industries to which the Company markets its products; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully expand its operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements, reference is made to the discussion in this Prospectus under the heading "RISK FACTORS."


                                   THE COMPANY

         Since 1996, the Company has been developing, manufacturing, and marketing a full range of multi-platform storage solutions including advanced external RAID (Redundant Array of Independent Disks) subsystems (the "RAID Business"), tape backup systems, UNIX-based memory products, digital media management products and enterprise resource planning software. The Company was incorporated as a Delaware corporation in 1959.

         In October 1992, the Company exchanged substantially all of the operating assets of its previous business for securities issued by IMNET Systems, Inc. ("IMNET"). In 1996, the Company sold its IMNET securities and in June 1996, through its wholly owned subsidiary, nStor Corporation, Inc. ("nStor"), acquired the RAID Business from Seagate Technologies, Inc. In December 1996, nStor acquired substantially all of the assets and assumed certain liabilities of Parity Systems, Inc. ("Parity"). The assets acquired from Parity are used in the design, manufacture and sale of computer storage subsystems, memory devices and peripheral equipment, and the integration of storage management solutions, digital index management, and client/server systems for UNIX and Windows NT server environments. (UNIX and Windows NT are computer operating systems.) On April 23, 1998, nStor acquired all of the outstanding common stock of Borg Adaptive Technologies, Inc. ("Borg"). Borg is the developer of Adaptive RAID, a patented next-generation RAID technology.

         On June 15, 1998, the Company had 106 full-time employees. nStor's operations are primarily conducted at a facility located in Lake Mary, Florida (in the Orlando area). The Company's executive offices are located at 100 Century Boulevard, West Palm Beach, Florida 33417, its telephone number is (561) 640-3103.


                                  THE OFFERING

Common Stock outstanding as of June 15, 1998                                    18,670,477 shares

Shares offered by Selling Stockholders:

Conversion Shares issuable upon conversion of outstanding                       Minimum:  2,430,556 shares (1)
Series B Preferred Stock                                                        Maximum:  8,233,276 shares (2)

Warrant Shares issuable upon exercise of Warrants                               680,000 shares

Shares to be sold by Selling Stockholder                                        1,000,000 shares

Risk Factors                                                                    The Shares involve a high degree of
                                                                                risk.  Investors should carefully
                                                                                consider the information set forth
                                                                                under "Risk Factors."

Proceeds to Company if the Warrants are exercised in full                       $970,000

Use of Proceeds                                                                 Other than the proceeds received from the
                                                                                exercise of the Warrants, the Company will
                                                                                not receive any proceeds from the sale of
                                                                                the Shares. See "USE OF PROCEEDS."

Amex trading symbol                                                             NSO

------------------

(1) Represents the number of Conversion Shares that would be issuable if all 3,500 shares of Series B Preferred Stock outstanding were converted at the maximum Conversion Price of $1.44. See "DESCRIPTION OF SECURITIES - Series B Preferred Stock."
(2) Represents the number of Conversion Shares offered by this Prospectus. This number could be more or less than the number of Conversion Shares that are ultimately issued. The exact number of Conversion Shares issuable will depend on, among other things, the market price of the Common Stock prior to such conversion election. Specifically, the number of Conversion Shares issuable upon any conversion election will equal (i) the purchase price of the Series B Preferred Stock ($1,000 per share) divided by (ii) the Conversion Price, which is equal to the lesser of $1.44, or seventy-seven percent (77%) of the average closing bid price of the Common Stock for the three (3) trading days immediately preceding the date of conversion, multiplied by (iii) the number of shares of Series B Preferred Stock being converted. Additional shares of Common Stock may from time to time be issued as dividends on the Series B Preferred Stock. Pursuant to the listing rules of Amex and the Subscription Agreement relating to the Series B Preferred Stock (the "Subscription Agreement"), the stockholders of the Company have approved the issuance of certain shares of Common Stock at below market prices. The stockholders have also approved an amendment to the Company's Restated Certificate of Incorporation to increase the aggregate number of authorized shares of Common Stock (the "Charter Amendment") such that a sufficient number of shares of Common Stock will be available on any given date to effect the conversion of all outstanding shares of Series B Preferred Stock.

                                  RISK FACTORS

         In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares offered in this Prospectus.

Indefinite Number of Shares Issuable Upon Conversion of Preferred Stock and Company's Right of Redemption

         The number of Conversion Shares issuable will increase if the market price of the Common Stock decreases and decrease if the market price of the Common Stock increases. Therefore, if the market price of the Common Stock decreases, there is no theoretical limit on the number of Conversion Shares issuable. However, the Subscription Agreement contains a change in control provision (the "5% Beneficial Owner Limit") that prohibits any holder of shares of Series B Preferred Stock (except H. Irwin Levy) from converting any portion of the Series B Preferred Stock if such conversion would result in such holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Exchange Act, of 4.99% or more of the then outstanding Common Stock.

         In addition, the Company has the right, at its sole option, to redeem in whole or in part the Series B Preferred Stock (rather than convert it) if the Conversion Price is $.77 or less when the holder of shares of the Series B Preferred Stock seeks to convert such shares into Common Stock. If the Company exercises its right to redeem shares of the Series B Preferred Stock, the redemption price is payable in cash in an amount equal to 130% of the face amount of such shares. See "DESCRIPTION OF SECURITIES - Series B Preferred Stock." Such payment of the redemption price will reduce the amount of cash available to the Company for other purposes. If the Company has insufficient cash reserves to pay the redemption price, the Company may be unable to exercise its right of redemption even if it otherwise desires to do so, and the holders of shares of Series B Preferred Stock will convert such shares into Common Stock at the applicable Conversion Price ($.77 or less) resulting in substantial dilution to the holders of outstanding Common Stock.

Shares Eligible for Future Sale

         Except as provided below, substantially all of the shares of the Common Stock (18,670,477 shares as of the date of this Prospectus) are freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company as that term is defined in Rule 144 promulgated under the Securities Act. Approximately 7,807,191 shares of Common Stock are held by officers and directors and are deemed restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify under the Rule 144 safe harbor or another available exemption from the registration requirements of the Securities Act. All of the Conversion Shares and Warrant Shares offered for sale pursuant to this Prospectus will be freely tradable if sold pursuant to this Prospectus. R. Daniel Smith, a director of the Company, is offering 1,000,000 shares of Common Stock for sale pursuant to this Prospectus, and, therefore, such shares will no longer be deemed restricted securities within the meaning of Rule 144. See "SELLING STOCKHOLDERS."

New Products and Technological Changes

         The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. The Company's ability to compete successfully will depend on its ability to enhance its existing products and introduce new products on a timely and cost-effective basis. There can be no assurance that the Company will be successful in introducing such new products or enhancements. Delays in product enhancements and developments or the failure of the Company's new products or enhancements to gain market acceptance would have an adverse effect on the Company's business and operating results. In addition, there can be no assurance that new products or technologies developed by others, or the emergence of new industry standards, will not render the Company's products or technologies noncompetitive or obsolete. Despite testing, new products may be affected by quality, reliability or interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders or a decline in the Company's competitive position.

Competition

         The market for the Company's products is highly competitive. The Company's competitors may offer systems at lower prices than those offered by the Company and the Company must compete on the basis of product performance in specific applications. Some of these competitors have greater financial, manufacturing and marketing resources than those of the Company.

         The Company's ability to compete successfully depends upon its ability to continue to develop high performance products that obtain market acceptance and can be sold at competitive prices. Although the Company believes that its products have certain significant competitive advantages, there can be no assurance that the Company will be able to compete successfully in the future or that other companies may not develop products with better performance and thus reduce the demand for the Company's products. As more companies enter the markets in which the Company sells its products, the Company may encounter increased price competition for such products which could materially and adversely affect the Company's operating results. The Company's original equipment manufacturer customers and other manufacturers could develop their own disk arrays or could integrate competitive RAID disk arrays into their systems rather than the Company's products, which could materially and adversely affect the Company's operating results.

Recent Acquisitions and Unproven Track Record

         The Company has acquired all of its operating assets within the last two years. The success of the Company's recent business combinations will depend in large part on the Company's ability to consolidate its operations, integrate departments, systems and procedures and obtain business efficiencies, economies of scale and related cost savings. The significant management challenges presented by such consolidation and integration may prevent the desired cost savings. There can be no assurance that the Company will be able to successfully consolidate its business operations or achieve returns that would justify the Company's investment in its acquired businesses.

Litigation

         In June and August 1996, the Company, two of its directors and nStor were served with two separate complaints filed in the Supreme Court of the State of New York, County of Nassau, in which the plaintiffs claim to have had contractual and proprietary interests in the prospect of a transaction to purchase certain net assets acquired by nStor. The plaintiffs seek compensatory damages, punitive damages, and equitable relief for alleged interference with the plaintiffs' alleged rights and for alleged breach of contract. Both cases are in the preliminary stages. Counsel for the Company believes that the Company has good defenses to both claims and that it will not incur any material liability. The Company is unaware of any facts that would support any of the plaintiff's claims and, accordingly, the Company believes that the claims are without merit. An unfavorable outcome in such litigation could have an adverse effect on the Company.

Customers

         The Company has no long-term purchase commitments from its customers and customers generally may cancel their orders on 30 days' notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. In addition, there can be no assurance that existing customers, including the Company's principal customers, will not develop their own storage solutions internally and as a result reduce or eliminate purchases from the Company. Loss of one or more of the Company's principal customers, or cancellation or rescheduling of material orders already placed, could materially and adversely affect the Company's operating results.

Risks Related to Patents and Proprietary Technology

         The Company currently holds one patent and has one patent pending on its products. In addition, the Company relies on a combination of trade secrets, copyrights and trademarks and employee and third-party nondisclosure agreements to protect its intellectual property rights. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnification obligations to certain of its customers. Asserting the Company's rights or defending against third-party claims could involve substantial expense, which the Company may not be able to afford and which could have a material adverse effect on the Company's operating results. In the event a third party were successful in a claim that one of the Company's products infringed the third party's proprietary rights, the Company may have to pay substantial damages or royalties, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's operating results.

Dependence on Suppliers

         The Company depends heavily on its suppliers to provide high quality materials on a timely basis and at reasonable prices. Although many of the components for the Company's products are available from numerous sources at competitive prices, certain of the components used in the Company's products are presently available to the Company from a limited number of suppliers or from a single supplier. Furthermore, because of increased industry demand for many of those components, their manufacturers may, from time to time, not be able to make delivery of orders on a timely basis. In addition, manufacturers of components on which the Company relies may choose, for numerous reasons, not to continue to make those components, or the next generation of those components, available to the Company.

         The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all of the components it requires. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby materially adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's operating results.

Possible Volatility of Stock Price

         The Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter to quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or its customers, government regulations, and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of the Common Stock.

Future Capital Needs; Uncertainty of Additional Funding

         The Company has expended and will continue to be required to expend substantial funds to continue research and development, and for other aspects of its business. Although the Company believes that it has or has access to resources sufficient to fund the operations of the Company for at least the next twelve months, the Company may need or elect to raise additional capital. The Company's capital requirements will depend on many factors, including the problems, delays, expenses and complications frequently encountered by technology companies; the progress of the Company's research, development and product testing programs; the success of the Company's sales and marketing programs; costs in filing, prosecuting, defending and enforcing intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing or other arrangements; and changes in economic, regulatory or competitive conditions or the Company's planned business. Estimates about the adequacy of funding for the Company's activities are based on certain assumptions, including the assumption that research, development and testing relating to the Company's products under development can be conducted at projected costs and within projected time frames and that such products can be successfully marketed.

         To satisfy its capital requirements, the Company may seek to raise funds in the public or private capital markets. The Company's ability to raise additional funds in the public or private markets will be adversely affected if the results of the Company's ongoing or future research and development programs are not favorable. The Company may seek additional funding through corporate collaborations and other financing vehicles. There can be no assurance that any such funding will be available to the Company, or if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may be required to curtail its operations significantly, or it may be required to obtain funds through arrangements with future collaborative partners or others that may require the Company to relinquish rights to some or all of its technologies or products under development. If the Company is successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of Common Stock.

Future Acquisitions

         The Company may pursue acquisitions of complementary technologies, product lines or businesses. Future acquisitions by the Company could result in dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and intangible assets that could adversely affect the Company's operating results. In addition, gross margins of acquired products, necessary product or technology development expenditures and other factors that may be involved in any such acquired business could result in dilution to the Company's earnings. Acquisitions also may involve numerous other risks, including difficulties in the assimilation of the operations and products of the acquired business, dependence on new products and processes, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities. No assurance can be given as to the effect of any future acquisition on the Company's business or operating results.

Year 2000 Concerns

         The Company is presently reviewing the potential impact of Year 2000 compliance issues on its information systems and business operations, and has preliminarily determined that any costs, problems or uncertainties associated with the potential consequences of Year 2000 issues are not expected to have a material impact on its future operations or financial condition. However, there can be no assurance that no Year 2000 related operating problems or expenses will arise with the Company's computer systems and software or in their interface with the computer systems and software of the Company's vendors.

Anti-Takeover Provisions

         The Company's Restated Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock (the "Preferred Stock"). The Company's Board of Directors has the power to issue any or all of the shares of Preferred Stock, including the authority to establish one or more classes or series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. See "DESCRIPTION OF SECURITIES
- Preferred Stock." Furthermore, as a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law regarding "business combinations." This statutory provision and the power to issue Preferred Stock may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by management and the Board of Directors. As a result, the Company's shareholders may lose opportunities to dispose of their shares at the higher prices generally available in takeover attempts or that may be available under a merger proposal. In addition, the statutory provision and the existence of Preferred Stock may have the effect of permitting the Company's current management to retain its position and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the business.

                               RECENT DEVELOPMENTS

         On April 23, 1998, nStor acquired all of the outstanding common stock of Borg Adaptive Technologies, Inc. ("Borg"), a privately owned company headquartered in Boulder, Colorado, and the developer of Adaptive RAID, a patented next-generation RAID technology. The purchase price of such common stock consisted of approximately $336,000 (of which $311,000 was used for the retirement of debt) and the issuance of the Borg Warrants to purchase 400,000 shares of Common Stock. See "DESCRIPTION OF SECURITIES - Warrants."


                              SELLING STOCKHOLDERS

         The following table sets forth certain information with regard to the beneficial ownership of Common Stock by the Selling Stockholders (where indicated by footnote, on a pro forma basis as if all 3,500 shares of the Series B Preferred Stock had been converted into Common Stock on May 8, 1998), and the number of shares of Common Stock to be offered by the Selling Stockholders (also on the same pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "THE OFFERING."


                                                                                 Percentage of
                               Shares of           Shares of     Shares of       Common Stock
                              Common Stock       Common Stock   Common Stock     Owned After the
Selling Stockholder            Stock Owned      Offered Hereby    Retained          Offering
-----------------------        -----------      --------------  ------------     ---------------
CPR (USA) Inc.                   980,106(1)       980,106                0                   0
LibertyView Plus Fund            980,106(1)       980,106                0                   0
LibertyView Fund, LLC            251,236(2)       251,236                0                   0
H. Irwin Levy (3)              3,722,099(4)     1,256,182(5)     3,642,099                18.9%
David Stallmo                    128,000(6)       128,000                0                   0
Randy K. Hall                     96,000(6)        96,000                0                   0
Gerald Hohenstein                 96,000(6)        96,000                0                   0
Ambex Venture Group LLC           80,000(6)        80,000                0                   0
R. Daniel Smith (7)            1,205,000(8)     1,000,000          205,000                 1.1%

------------
  (1) Represents the maximum number of Conversion Shares and Private Placement Warrant Shares in the aggregate that could be issued if the Selling Stockholder converted all of its shares of Series B Preferred Stock into Common Stock as of May 8, 1998. This number reflects the 5% Beneficial Owner Limit, which prevents certain of the Selling Stockholders from converting any portion of the Series B Preferred Stock if such conversion would result in such holder being deemed the beneficial owner of 4.99% or more of the then issued and outstanding Common Stock. See "RISK FACTORS - Indefinite Number of Shares Issuable Upon Conversion of Preferred Stock and Company's Right of Redemption." The actual number of Conversion Shares to be received by such Selling Stockholder, which may be significantly more or less than the number indicated, will be reflected in a supplement to (or amendment of) this Prospectus following the conversion of such Series B Preferred Stock.
  (2) Represents 235,236 shares issuable upon conversion of Series B Preferred Stock as if all such shares were converted as of May 8, 1998 and 16,000 shares issuable upon exercise of Private Placement Warrants.
  (3)    Mr. Levy is a director of the Company.
  (4) Includes 558,332 shares issuable upon the exercise of options which are currently exercisable and includes 80,000 shares issuable upon exercise of Private Placement Warrants. Does not include 1,176,182 shares issuable upon conversion of Series B Preferred Stock held pursuant to a lock-up period of six (6) months ending October 15, 1998.
  (5) Represents 1,176,182 shares issuable upon conversion of Series B Preferred Stock as if all such shares were converted as of May 8, 1998 and 80,000 shares issuable upon exercise of Private Placement Warrants.
  (6)    Represents shares issuable upon exercise of Borg Warrants.
  (7) Mr. Smith is a former executive officer and a current director of the Company.
  (8) Includes 200,000 shares issuable upon the exercise of options which are currently exercisable.

                                 USE OF PROCEEDS

         If all of the Warrants are exercised, the Company will receive proceeds in the amount of $970,000. Such proceeds will be contributed to the working capital of the Company and used for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.


                            DESCRIPTION OF SECURITIES

         The following description of the Company's capital stock is not complete and is a subject in all respects to the Delaware General Corporation Law and to the provisions of the Company's Restated Certificate of Incorporation, as amended (the "Charter"), and Bylaws.

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock having a par value of $.05 per share and 1,000,000 shares of Preferred Stock having a par value of $.01 per share.

Preferred Stock

         The Board of Directors is permitted to issue shares of Preferred Stock in one or more series and to fix the relative rights, preferences and limitations of each series. Among such rights, preferences and limitations are dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. Should the Board of Directors elect to exercise this authority, the rights and privileges of holders of shares of Common Stock could be made subject to the rights and privileges of any such series of Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

Series B Preferred Stock

         General. On or about April 16, 1998, the Company issued and sold in a private placement to certain accredited investors a total of 3,500 shares of Series A Preferred Stock at a purchase price of $1,000 per share, resulting in gross proceeds to the Company of $3,500,000.

         Exchange of Series A Preferred Stock for Series B Preferred Stock. On June 1, 1998, the Company created a new class of Preferred Stock designated Series B Preferred Stock, which is identical to the Series A Preferred Stock originally issued with the single exception that the Series B Preferred Stock may, under certain limited circumstances described below, be redeemed by the Company for cash in the amount of 130% of the purchase price of the Series B Preferred Stock. On June 9, 1998, each holder of the Series A Preferred Stock exchanged one (1) share of Series B Preferred Stock for each share of Series A Preferred Stock owned of record by such holder pursuant to a Share Exchange Agreement dated June 9, 1998 between the Company and each holder. Upon such exchange, the holders of shares of Series B Preferred Stock no longer have any rights under the Series A Preferred Stock, and on June 12, 1998, the Company filed a Certificate of Elimination with the Secretary of State of Delaware to formally eliminate any reference to the Series A Preferred Stock from the Company's Charter.

         Conversion. Each holder of Series B Preferred Stock has the option to convert any or all of such shares into Shares of Common Stock from time to time beginning on the earlier to occur of: (i) the date upon which a registration statement covering such shares of Common Stock is declared effective by the SEC, or (ii) July 15, 1998. See "THE OFFERING," "SELLING STOCKHOLDERS," "PLAN OF DISTRIBUTION," and "RISK FACTORS - Indefinite Number of Shares Issuable Upon Conversion of Preferred Stock and Company's Right of Redemption."

         On April 16, 2000, all shares of the Series B Preferred Stock then outstanding will automatically be converted into Common Stock provided that all shares of Common Stock issuable upon conversion of the Series B

Preferred Stock are (i) authorized and reserved for issuance, (ii) registered under the Securities Act for resale, and (iii) eligible to be traded on Amex or another principal national securities market or system.

         Other Rights and Preferences. Each holder of Series B Preferred Stock is entitled to a dividend of eight percent (8%) on such Series B Preferred Stock payable only on the conversion date in either (i) cash, or (ii) issuance of additional shares of Common Stock at the discretion of the Board of Directors. Each holder of shares of Series B Preferred Stock is entitled to a liquidation preference equal to the amount per share of Series B Preferred Stock that would have been payable had each share been converted into Common Stock immediately prior to an event of liquidation, dissolution or winding up of the Company. Except as otherwise provided by applicable law, each holder of shares of Series B Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of shares of Common Stock into which such holder's shares of Series B Preferred Stock could be converted at the record date for determining stockholders entitled to vote.

         Conversion Price. The conversion price for the Series B Preferred Stock is the lesser of (i) $1.44, or (ii) seventy-seven percent (77%) of the average closing bid price of the Common Stock for the three (3) trading days immediately preceding the date of conversion. The number of Conversion Shares issuable equals the purchase price of the Series B Preferred Stock ($1,000 per share) divided by the Conversion Price, multiplied by the number of shares of Series B Preferred Stock converted. The number of Conversion Shares will increase if the market price of the Common Stock decreases and will decrease if the market price of the Common Stock increases. The table below illustrates how changes in the market price of the Common Stock could affect the number of Conversion Shares issuable without regard to the 5% Beneficial Owner Limit or the Company's right of redemption:


         Assumed Conversion                 Number of Conversion                As % of Common Stock
             Price (1)                      Shares Issuable (2)                     Outstanding (3)
             ---------                      -------------------                     ---------------

                 $0.25                              14,000,000                            42.9%
                 $0.50                               7,000,000                            27.3%
                 $0.75                               4,666,667                            20.0%
                 $1.00                               3,500,000                            15.8%
                 $1.25                               2,800,000                            13.0%
                 $1.44 (4)                           2,430,556                            11.5%

---------------
(1)      The Conversion Price applicable to any conversion equals the lesser of
         (i) $1.44 or (ii) seventy-seven percent (77%) of the average closing bid price of the Common Stock for the three (3) trading days immediately preceding the date of conversion.
(2) $1,000 divided by the Conversion Price, multiplied by the number of shares of Series B Preferred Stock being converted (3,500).
(3) Assumes that the number of shares outstanding at the time of conversion equals 18,670,477 shares of Common Stock issued and outstanding as of the date of this Prospectus, plus the number of Conversion Shares issuable at the Conversion Price indicated.
(4)      The maximum Conversion Price under the terms of the Series B Preferred
         Stock.

         The Conversion Price is subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations, and certain mergers effecting the Common Stock. If a conversion occurs when the Common Stock is involuntarily delisted from Amex or the Company receives a delisting letter and cannot certify to the satisfaction of the holders of the Series B Preferred Stock that the Company is in fact in compliance with the listing requirements, the Conversion Price will equal the lesser of (i) $1.44, or (ii) seventy-two percent (72%) of the average closing bid price for the last three (3) trading days prior to the termination of trading.

         Right of Redemption by Company. If the Company receives a notice of conversion from a holder of shares of the Series B Preferred Stock when the Conversion Price is $.77 or less, the Company, may, at its sole option, redeem (rather than convert) all or a portion of the shares of Series B Preferred Stock sought to be converted. If the Company exercises its right to redeem shares of the Series B Preferred Stock, the redemption price is payable in cash in an amount equal to the greater of (i) 130% of the purchase price of such shares, or
(ii) the closing bid price for the

Common Stock on the date of the Company's receipt of the notice of conversion multiplied by the number of shares of Common Stock that would be issuable upon conversion of the shares of Series B Preferred Stock pursuant to such notice of conversion.

         Agreement with Director Relating to the Series B Preferred Stock. H. Irwin Levy, a Director and principal stockholder of the Company and one of the holders of shares of the Series B Preferred Stock, has agreed to a lockup period of six (6) months during which he may not convert any of his shares of Series B Preferred Stock.

         Registration of Shares. Under a Registration Rights Agreement dated April 14, 1998, the Company agreed to register under the Securities Act, 200% of the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock on May 8, 1998 (4,116,638 shares based upon a Conversion Price of approximately $0.85). The Company cannot determine the exact number of Conversion Shares that will ultimately be issued. The exact number of Conversion Shares issuable will depend on the market price at the time of conversion. The number of Conversion Shares will increase if the market price of the Common Stock decreases and will decrease if the market price of the Common Stock increases. Therefore, the number of Conversion Shares may be more or less than the number offered by this Prospectus. The Company is obligated to maintain the effectiveness of the registration of the Conversion Shares under the Securities Act until the earlier of (i) the date that all of the Conversion Shares and Private Placement Warrant Shares have been sold under such registration, (ii) the date that the Conversion Shares and Private Placement Warrant Shares may be sold under the provisions of Rule 144, or (iii) three (3) years after the effective date of the Registration Statement.

         Stockholder Approvals Obtained. Pursuant to the listing rules of Amex and the Subscription Agreement, on June 8, 1998, at the Company's 1998 Annual Meeting, the stockholders approved (i) the issuance at below market prices of more than 20% of the Common Stock outstanding on April 16, 1998, (ii) the issuance of more than 5% of the Common Stock to all officers, directors and key employees, in the aggregate, in any one year, and (iii) the issuance of more than 10% of the Common Stock to all officers, directors and key employees, in the aggregate, in any five year period. The Company also obtained stockholder approval of the Charter Amendment such that a sufficient number of shares of Common Stock will be available on any given date to effect the conversion of all outstanding shares of Series B Preferred Stock .

Warrants

         In connection with the original private placement of the Company's Preferred Stock, the Company issued Private Placement Warrants to acquire 280,000 shares of Common Stock to the holders of shares of the Company's Preferred Stock (now holders of Series B Preferred Stock) at an exercise price of $1.50 per share. The Private Placement Warrants are currently exercisable and expire on April 14, 2001. The Company is obligated to maintain the effectiveness of the registration of the Private Placement Warrant Shares under the Securities Act until the earlier of (i) the date that all of the Conversion Shares and Private Placement Warrant Shares have been sold under such registration, (ii) the date that the Conversion Shares and Private Placement Warrant Shares may be sold under the provisions of Rule 144, or (iii) three (3) years after the effective date of the registration statement.

         In connection with the Borg acquisition, the Company issued Borg Warrants to acquire 400,000 shares of Common Stock to certain key employees and principal stockholders of Borg at an exercise price of $1.38 per share.
The Borg Warrants are currently exercisable and expire on December 26, 2000.

                              PLAN OF DISTRIBUTION

Conversion Shares

         The Company will issue Conversion Shares upon the conversion, from time to time, of the outstanding shares of Series B Preferred Stock pursuant to the Subscription Agreement.

 Warrant Shares

         The Company will issue Warrant Shares, from time to time, upon the exercise of the Warrants by the holders thereof. The Company will receive from such holders the exercise price of the Warrants upon such exercise. See "DESCRIPTION OF SECURITIES - Warrants."

General

         The Company will not receive any proceeds from the resale of the Shares. The Shares are being registered for reoffers and resales by the Selling Stockholders for their own accounts. Such shares of Common Stock may be sold from time to time by any of the Selling Stockholders or by pledges, donees, transferees or other successors in interest, directly to purchasers, in one or more transactions (which may involve one or more block transactions) on Amex, in sales occurring in the public market outside of Amex in separately negotiated transactions or in a combination of such transactions, at market prices prevailing at the time of such sale, at prices related to such prevailing prices or at prices otherwise negotiated.

         The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

         The Selling Stockholders and any broker-dealers that participate in the distribution of the shares may be deemed "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one
(1) business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

         Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock through a block trade, a special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(c) of the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

         The Company is required to maintain the effectiveness of the Registration Statement until such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or the Shares are no longer subject to volume or manner of sale restrictions under the securities laws. There can be no assurances that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                                  LEGAL MATTERS

         The validity of the issuance of the shares being offered hereby will be passed upon for the Company by Holland & Knight LLP, One East Broward Boulevard, Ft. Lauderdale, Florida 33301.

                                     EXPERTS

         The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.